4861-9406-3177

INDEPENDENCE CONTRACT DRILLING, INC.

POLICY ON RECOUPMENT OF INCENTIVE COMPENSATION

APPLICABLE TO EXECUTIVE OFFICERS

Adopted, as amended: September 20, 2023
Effective Date: October 1, 2023

Introduction

The Board of Directors (the “Board”) of Independence Contract Drilling, Inc. (the “Company”) has adopted this Policy on Recoupment of Incentive Compensation Applicable to Executive Officers (this “Policy”).  This Policy supplements the Company’s “Policy on Recoupment of Incentive Compensation Applicable to Managers” adopted by the Compensation Committee of the Board on September 20, 2023 (the “Broad-Based Policy”). To the extent of any inconsistency between the requirements and application of this Policy and the Broad-Based Policy, the terms of this Policy shall control.  This Policy is intended to comply with the requirements of Securities and Exchange Commission (“SEC”) rules and New York Stock Exchange (“NYSE”) listing standards implementing Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”).

Administration; Amendments

This Policy shall be administered by the Compensation Committee of the Board (the “Compensation Committee”).  The Compensation Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration and application of this Policy, in all cases consistent with the Dodd-Frank Act and applicable rules of the SEC and the NYSE Listing Standards.  Such determinations include the manner of enforcement and recovery pursuant to this Policy in any manner determined by the Compensation Committee.  Such determinations regarding the administration and application of this Policy shall be made by the Compensation Committee in its sole discretion, exercising its business judgment, and all such determinations shall be final and binding, including on all affected individuals.   Either the Board or the Compensation Committee may amend or change the terms of this Policy at any time for any reason, including as required to comply with Section 10D under the Exchange Act or other rules of the SEC and the NYSE implementing Section 954 of the Dodd-Frank Act.

Covered Persons

This Policy applies to any current or former Executive Officer of the Company (as defined below) in accordance with Section 10D under the Exchange Act (as defined below) during the  three completed fiscal years immediately preceding the date on which the Company is required to prepare the Restatement (as defined below), as determined in accordance with the this Policy (the “Recovery Period”).

Recoupment upon Restatement

Restatement Clawback.  The Compensation Committee shall require, except as otherwise provided herein, to the extent legally permitted, the return, repayment or forfeiture of any Incentive-Based Compensation (as defined below) made or granted to any current or former Executive Officer of the Company in accordance with Section 10D under the Exchange Act, which shall include any Incentive-Based Compensation received during the Recovery Period, in connection with a restatement of its financial statements due to material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “Restatement”), if:

1)	the payment or award was made or granted based wholly or in part upon the attainment of a Company financial reporting measure (including, without limitation, (a) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and/or (b) any measure that is derived wholly or in part from such measure, and for the avoidance of doubt, including Company stock price or Company total stockholder return); and
2)	a lower payment or award would have been made or granted to the Executive Officer based upon the restated financial results had there not been a Restatement (such potential recoupment, a “Restatement Clawback”).

The date on which the Company is required to prepare a Restatement is the earlier to occur of (A) the date the Board or the Compensation Committee (or authorized officers of the Company if Board action is not required) concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement or (B) the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.

For the avoidance of doubt, a restatement of the Company’s financial statements due to a change in accounting policies or principles shall not be deemed a “Restatement” for purposes of this Policy.

Compensation Subject to Recovery.  In connection with a Restatement Clawback, the amount of Incentive-Based Compensation required to be returned, repaid or forfeited shall be the amount by which the Executive Officer’s payment or award for the relevant Recovery Period exceeded the lower payment or award that would have been made or granted based on the restated financial results, but in no event will such amount required to be returned, repaid or forfeited exceed the total amount of such Executive Officer’s payment or award for the relevant Recovery Period.  For this purpose, Incentive-Based Compensation (i) is considered to have been received by an Executive in the fiscal year during which the applicable financial reporting measure was attained or purportedly attained, regardless of when the payment or grant of such Incentive-Based Compensation occurs and (ii) shall be calculated without regard to any taxes paid or withheld.  If the Board or the Compensation Committee cannot determine the amount of excess incentive compensation received by the Executive Officer directly from the information in the Restatement, then it will make its determination based on a reasonable estimate of the effect of the Restatement.  For Incentive-Based Compensation based on the Company’s stock price or the Company’s total stockholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the Restatement, then the Board or the Compensation Committee shall determine the amount to be recovered based on a reasonable estimate of the effect of the Restatement on the Company’s stock price or the Company’s total stockholder return upon which the Incentive-Based Compensation was received and the Company shall document the determination of that reasonable estimate and provide it to the NYSE.

Enforcement.  The Company may use any legal or equitable remedies that are available to the Company to recoup any erroneously awarded Incentive-Based Compensation, including, subject to applicable law, by requiring the Executive Officer to repay such amount to the Company, by set-off, by cancelling outstanding equity-based awards or by such other means or combination of means as the Compensation Committee determines to be appropriate.

Exceptions.  The Board or the Compensation Committee may determine not to seek recovery from an Executive Officer in whole or part to the extent it determines in its sole discretion that such recovery would be impracticable because (A) the direct expense paid to a third party to assist in enforcing recovery would exceed the recoverable amount (after having made a reasonable attempt to recover the erroneously awarded Incentive-Based Compensation and providing corresponding documentation of such attempt to the NYSE), (B) recovery would violate the home country law that was in effect prior to November 28, 2022, as determined by an opinion of counsel licensed in the applicable jurisdiction that is provided to the NYSE, or (C) recovery would likely cause the Company’s 401(k) plan or any other tax-qualified retirement plan to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended.

No-Fault Recovery.  Recoupment under this Policy in connection with a Restatement Clawback shall be required regardless of whether the Executive Officer or any other person was at fault or responsible for accounting errors that contributed to the need for the Restatement or engaged in any misconduct.

Certain Definitions.  For purposes of this Policy, the following terms shall have the meanings ascribed below:

“Covered Person” means any current or former Executive Officer.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Executive Officer” has the meaning of “executive officer” as defined in Rule 10D-1 under the Exchange Act, including the president, principal financial officer, principal accounting officer (or, if none, the controller), any vice-president in charge of a principal business unit, division or function, and any other person who performs significant policy-making functions for the Company, which may include officers of the Company or its subsidiaries.

“Financial Reporting Measure” has the meaning of “financial reporting measure” as defined in Rule 10D-1 under the Exchange Act, including measures determined and presented in accordance with accounting principles used in preparing the Company’s financial statements, non-GAAP measures, and other measures, metrics and ratios. Financial Reporting Measures may include measures not presented directly in the Company’s financial statements or filings with the Securities and Exchange Commission.

“Incentive-Based Compensation” has the meaning of “incentive based compensation” as defined in Rule 10D-1 under the Exchange Act, including any compensation that is granted, earned, or vested based wholly or in part upon the attainment of any Financial Reporting Measure. Compensation that is granted, vests or is earned based solely upon the occurrence of non-financial events, such as base salary, restricted stock or options with time-based vesting, or a bonus awarded solely at the discretion of the Board or the Compensation Committee and not based on the attainment of any financial measure is not subject to this Policy.

Disclosures

This Policy shall be filed as an exhibit with the Company’s annual report on Form 10-K to the extent required by and in accordance with the SEC’s requirements. The Company will disclose any recovery of compensation pursuant to this Policy as required by the rules of the SEC, as required by the NYSE Listing Standards, and in such additional circumstances as deemed appropriate by the Company.

Successors

This Policy shall be binding and enforceable against all Covered Persons and their beneficiaries, executors, administrators, and other legal representatives.

No Indemnification or Reimbursement

The Company shall not indemnify any Covered Person to cover any losses incurred by such Covered Person under this Policy, and any purported indemnification shall be null and void ab initio.  The Company shall not pay or reimburse the premium for any insurance policy to cover any losses incurred by any Covered Person under this Policy.

Other Remedies Not Precluded

The exercise by the Compensation Committee of any rights pursuant to this Policy shall be without prejudice to any other rights or remedies that the Company, the Board or the Compensation Committee may have with respect to any Covered Person subject to this Policy.

Governing Law

The validity, construction and effect of this Policy and any determinations relating to this Policy shall be construed in accordance with the laws of the State of Delaware without regard to its conflict of laws principles.